Exhibit 99.1

Press release
Rio Tinto and BHP Billiton announce West Australian Iron Ore Production Joint Venture
5 June 2009
Rio Tinto and BHP Billiton today signed a non-binding agreement to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. The joint venture will encompass all current and future Western Australian iron ore assets and liabilities and will be owned 50:50 by BHP Billiton and Rio Tinto.
The joint venture is expected to unlock significant value from the companies’ overlapping, world-class resources. Both companies believe the net present value of these unique production and development synergies will be in excess of US$10 billion (100 per cent basis). These substantial synergies are anticipated to come from:
•	Combining adjacent mines into single operations;

•	Reducing costs through shorter rail hauls and more efficient allocations of port capacity;

•	Blending opportunities which will maximise product recovery and provide further operating efficiencies;

•	Optimising future growth opportunities through the development of consolidated, larger and more capital efficient expansion projects;

•	Combining the management, procurement and general overhead activities into a single entity.
The joint venture will operate as a cost centre and deliver iron ore, in equal volumes, to ships designated by BHP Billiton and Rio Tinto to sell independently through their own marketing groups. In order to equalise the contribution value of the two companies, BHP Billiton will pay Rio Tinto US$5.8 billion for equity type interests at financial close to take its interest in the joint venture from 45 per cent to 50 per cent.
Senior management of the entity will be determined jointly on the basis of the ’best person for the job‘ with broadly equal participation from Rio Tinto and BHP Billiton. The initial Chairman of the non-executive owners’ council will be Sam Walsh, currently Rio Tinto Chief Executive Iron Ore, and the initial CEO of the production joint venture will be BHP Billiton Iron Ore President, Ian Ashby. Future CEOs will be appointed by mutual consent.
Commenting on the joint venture, Rio Tinto Chairman Jan du Plessis said, “The joint venture will establish an unrivalled iron ore business with world class assets and infrastructure. We believe it represents great value for shareholders and will create a business combination able to serve growing international markets with unparalleled efficiency.”
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BHP Billiton Chairman, Don Argus, said, “I am delighted that we are able to announce a transaction that can deliver significant real and quantifiable synergies to our shareholders. The combination of these two asset portfolios will unlock the scale benefits inherent in this world class resource basin.”
BHP Billiton CEO Marius Kloppers said, “The synergies in this combination are so substantial that both companies have been investigating ways to combine these operations for more than a decade. I am delighted that we have found a solution that works for both companies. This joint venture brings together world-class iron ore resources, infrastructure and people, unlocks large synergies and is an outstanding outcome for all stakeholders.”
Tom Albanese, Chief Executive of Rio Tinto, said, “We have long recognised the natural fit of our two iron ore businesses and the industrial logic for bringing them together in order to unlock substantial synergies. We are very pleased that we have been able to realise this vision which offers value to both companies.”
Technology and research and development activity will also be shared. The agreement excludes HIsmelt, any secondary processing facilities, and operations and future business development outside Western Australia.
Rio Tinto and BHP Billiton will now move to signing definitive and binding transaction documentation as soon as practicable based on the agreed principles set out in the attached agreement that has been signed today. Pre-conditions for formation of the joint venture include receipt of regulatory and relevant governmental clearances and approval from the shareholders of both Rio Tinto and BHP Billiton.
Rio Tinto and BHP Billiton have also agreed to certain exclusivity and other provisions that commit both parties to negotiate binding agreements governing the formation of the joint venture, including a mutual break fee of US$275.5 million payable in the event that either party does not fulfil certain commitments to complete those documents. The break fee would also be payable in the event that either party:
a)	announces that it does not intend to proceed with the transaction; or

b)	fails to recommend the transaction to its shareholders or take the steps necessary to obtain the approval of its shareholders; or

c)	breaches the agreed exclusivity provisions.
The attached agreement will terminate if binding agreements are not executed within six months of the date of this announcement or the conditions precedent are not satisfied by 31 December 2010. Formation of the joint venture is expected to be completed around mid-2010.
Goldman Sachs and Gresham Partners acted as financial advisers to BHP Billiton on this transaction. Morgan Stanley acted as financial adviser to Rio Tinto on this transaction.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward looking statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto and BHP Billiton’s respective financial positions, business strategies, plans and objectives of management for future operations (including development plans and objectives relating to the products, production forecasts and reserve and resource positions of each of Rio Tinto and BHP Billiton) and synergies arising out of the proposed joint venture are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto or BHP Billiton, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto and BHP Billiton’s respective present and future business strategies and the environment in which Rio Tinto and BHP Billiton, respectively, will operate in the future. The important factors that could cause Rio Tinto and BHP Billiton’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by each of Rio Tinto and BHP Billiton. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Each of Rio Tinto and BHP Billiton expressly disclaim any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto and BHP Billiton’s respective expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
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BHP Billiton Media & Investor Relations
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Mobile: +44 7500 785 892
Email: Bronwyn.Wilkinson@bhpbilliton.com
BHP Billiton plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111
A member of the BHP Billiton group which is
headquartered in Australia
Further information on BHP Billiton can be found on
our Internet site: www.bhpbilliton.com
Mobile: +1 202 256 3667
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Rio Tinto Limited
120 Collins Street
Melbourne 3000
Australia
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Registered in Australia ABN 96 004 458 404
Email: questions@riotinto.com
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High resolution photographs available at:
www.newscast.co.uk

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, and its affiliate, Goldman Sachs JBWere, are acting exclusively for BHP Billiton Limited and BHP Billiton Plc and no one else in connection with the transaction described herein and will not be responsible to anyone other than BHP Billiton Limited and BHP Billiton Plc for providing the protections afforded to clients of any of Goldman Sachs International or any of its affiliates (including Goldman Sachs JBWere) nor for providing advice in connection with the transaction or any other matters referred to herein.
Gresham Partners, which holds an Australian Financial Services Licence under the Australian Corporations Act, is acting exclusively for BHP Billiton Limited and BHP Billiton Plc and no one else in connection with the transaction described herein and will not be responsible to anyone other than BHP Billiton Limited and BHP Billiton Plc for providing the protections afforded to clients of Gresham Partners nor for providing advice in connection with the transaction or any other matters referred to herein.
Morgan Stanley & Co. Limited is acting as financial adviser to Rio Tinto plc and Rio Tinto Limited and no one else in connection with the transaction described herein and will not be responsible to anyone other than Rio Tinto plc and Rio Tinto Limited for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the transaction, the contents of this announcement or any other matter referred to herein.

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Core principles — West Australian Iron Ore Production JV
Iron Ore Production JV
1.	Overview
1.1.	BHP Billiton and Rio Tinto (the “Owners”) will combine their economic interests in all current and future iron ore assets (exploration interests, leases, mines, rail, ports and ancillaries) in Western Australia and all related employees and contractors, into a single 50:50 joint venture. All assets will remain in their current legal structures [confidential provision deleted]. The JV will assume all related liabilities other than tax liabilities and material undisclosed liabilities, with a minimum claim of US$300 million and a maximum claim period of 10 years. It is intended that the joint venture will continue in perpetuity.

1.2.	The joint venture would not include:
(a)	HBI, HIsmelt or any other secondary processing (otherwise than by one or more of washing, drying, crushing or screening) unless required to satisfy obligations under a future State Agreement or obligations not yet satisfied under a current State Agreement;

(b)	marketing, except to the extent contemplated in item 4.8; and

(c)	business development outside Western Australia.
1.3.	The Owners economic interests in the JV will be 50:50. In equalising to 50:50, BHP Billiton will subscribe an amount of US$5.8 billion (for an additional 5% of the JV) for tracking notes in Hamersley Holdings, or other entity or means to be agreed with the equalisation amount inflated from 1 July 2009 until completion at a nominal rate of 6.5% per annum.

1.4.	Conditional on completion, the Owners will share equally all risks, costs and benefits of the JV from 1 July 2009. The equalisation payment will be accordingly adjusted should the JV close after 1 July 2009, to reflect movements in net cash flow after tax of the respective economic interests making up the JV (including profits from product sales) between the two dates at a nominal rate of 6.5% per annum, as adjusted, on a monthly basis from 1 July 2009 to completion. The governance arrangements will be as set out below.

1.5.	Subject to the other provisions of this document, the JV will supply equal product volumes and specification to each Owner (measured on equity tonnes), delivered at ship’s rail. Each Owner will market their share as they see fit (except as otherwise agreed under item 4.8).

1.6.	Owners are obliged to fund the JV in equal shares as follows:
(a)	the JV will operate with a minimum cash balance and will be financed entirely by the Owners, hence third party debt free (including project finance, trade debt and working capital facilities);

(b)	cash will be called from the Owners on a regular basis to fund the JV (with cash calls based on budget and an adjustment to reflect actual usage and expenditure), including to fund capex programs; and

(c)	an Owner may elect to fund its portion of an expansion or acquisition on a project finance basis. An Owner’s JV interest can also be used to secure

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corporate debt. In each case, any security given to a financier would rank junior to the other Owner’s secured rights and would be subject to an intercreditor deed in the form of a pro forma deed to be agreed as part of the binding agreements.
1.7.	[Confidential provision deleted.]
2.	Governance of JV
2.1.	Subject to the comments below in relation to assignment, a “Non-executive” Owners’ Council representing the two Owners will oversee the JV. Each Owner will have one vote.

2.2.	Each Owner may appoint up to 4 representatives to attend meetings of the Owners Council.

2.3.	The Chairmanship of the Owners’ Council will rotate annually between the Owners.

2.4.	The Owners Council will have the power to:
(a)	approve the following high level policies;
a.	accounting and audit

b.	business conduct

c.	HSE

d.	communities; and

e.	such other policies as the Owners mutually agree are necessary or desirable.
(b)	review the conduct of the JV activities by the Manager;

(c)	give general direction as to the manner in which the Manager manages those activities; and

(d)	have the following powers and functions:
a.	approve business plans and budgets;

b.	approve synergies plans consistently with item 3.13;

c.	approve contracts with a value exceeding US$250 million (indexed);

d.	review performance against business plans and budgets (including integration synergy capture);

e.	approve capital projects exceeding US$250 million (indexed);

f.	approve feasibility studies for projects with a capital cost exceeding $250 million (indexed);

g.	approve mine closures;

h.	approve JV asset disposals and acquisitions exceeding US$100 million (indexed) or the relinquishment of tenure having a strategic value;

i.	approve strategy for dealing with third party access requests;

j.	approve product volumes and specifications;

k.	review performance of the CEO and direct reports;

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l.	approve related party transactions (including transactions with either Owner);

m.	approve the commencement or settlement of litigation involving potential liability or claim exceeding US$100 million (indexed);

n.	approve encumbrance of assets of the JV (outside the ordinary course);

o.	approve entry into new State Agreements or material amendments to existing State Agreements;

p.	appoint and dismiss the CEO and approve the appointment of CEO direct reports; and

q.	approve the use of patented intellectual property owned or licensed to the JV by the Owner that does not own the patented intellectual property or its use by third parties.[1]
2.5.	Subject to the functions and powers of the Owners Council, the Manager (at the direction of the CEO) will have clear authority to manage and carry out all JV activities and the Owners will not interfere with the day-to-day management of those activities. The CEO will be required to act in accordance with the governance arrangements. The separate references to the CEO are not intended to suggest otherwise.

2.6.	A quorum for the Owners Council requires a minimum of one representative of each Owner.

2.7.	All Owners’ Council decisions must be approved by both Owners. However, the parties recognise that there must be an unambiguous pathway to ensure that deadlocks do not frustrate the development and operation of the JV and the individual strategic objectives of the Owners. All deadlocks will be dealt with in the manner described below and once resolved, if relevant, that resolution will be reflected in the appropriate plan or budget.
(a)	In the event of a deadlock, the dispute would be escalated to the Owners’ CEOs. If the dispute is not resolved, it would be referred to the Owners’ Chairmen.

(b)	If the matter is still unresolved and if (but only if) it involves an unresolved Owners Council decision relating to:
f.	communities/towns;

g.	indigenous groups;

h.	environment; or

i.	OHS,
the dispute would be referred to a suitable industry expert for resolution. If the expert reaches the view that the expenditure is not being proposed in whole or in part for a collateral purpose, or other reasons which are not wholly connected with the JV, that proposal or expenditure will proceed.

(c)	If the matter is unresolved and involves a proposal for the satisfaction of a secondary processing obligation under a current or future State Agreement or any other obligation to be imposed by a Government (including any

[1]	Change in cash, debt and distribution policies will be prescribed by the agreements. Changes would be agreed by both Owners.

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matter arising under a State Agreement or imposed by the State as a condition to any approval) or relates to the preservation of tenure, the matter will be referred to a suitably qualified industry expert for prompt resolution.

(d)	If there is a disagreement in relation to the appointment of the JV CEO, the current CEOs appointment continues. If the CEO resigns and there is a disagreement in relation to a replacement, the Chairman will appoint a temporary CEO from existing reports to the CEO with quarterly reviews and, if there is still disagreement, renewal of the temporary CEO for a further quarter.
2.8.	Notwithstanding item 2.4 the Manager is to submit an annual business plan and budget based on Owner nominations. If not approved, refer back to Manager. If still not approved when resubmitted, Manager’s business plan and budget prevails.

2.9.	Equal access to information by both Owners and equal treatment. In addition, the Manager and the CEO are to have fiduciary obligations to the Owners and are to act equitably and fairly and give due and equal consideration to each Owner.
3.	Management of JV
3.1.	A new operating entity owned 50:50 to be formed and appointed day to day operator, with a CEO who is also the executive head of the JV. This entity is referred to in this document as the Manager.

3.2.	The CEO will be appointed by agreement between the Owners.

3.3.	The CEOs appointment will expire every four years. On expiry, item 3.2 will apply. In the application of item 3.2 it is recognised that continuity is important.

3.4.	CEO can hire or dismiss any employee, but appointment of any direct report to CEO (Senior Executive Team) requires approval of both Owners.

3.5.	Senior Executive Team sourced initially approximately 50:50 from Rio Tinto and BHP Billiton on “best of breed” basis. This 50:50 balance is to be maintained for the first 3 years of the JV.

3.6.	All employees to be JV employees remunerated on the basis of JV objectives subject to:
(a)	pre-existing entitlements of transferring employees will be preserved;

(b)	the JV will assume these obligations; and

(c)	any redundancy costs will be borne by the JV.
3.7.	No secondees or other position rights for either Owner.

3.8.	The CEO will have the mandate to make the JV operationally standalone as soon as practically possible, without any service agreements with either owner except as otherwise agreed.

3.9.	The JV will initially source systems, standards and procedures from the Owners, selected on a ‘best of breed basis’.

The JV will put in place its own procurement arrangements but the Manager will have the discretion to utilise the procurement arrangements of the Owners to the extent the JV is able to do so and arrangements are in the best

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interests of the JV. The JV arrangements will be, subject to approval by the Owners’ Council. Subject to compliance with competition laws, the procurement arrangements may include:

(a)	the JV having its own stand alone procurement arrangements;

(b)	the JV utilising the procurement arrangements of the Owners in a manner that is fair between the Owners;

(c)	the Owners utilising the JVs procurement arrangements, in a manner that is fair between he Owners; or

(d)	any combination of the above.
3.10.	The Owners will license on a nonexclusive royalty free basis to the JV all intellectual property and technology used in the respective West Australian iron ore businesses and grant the JV the rights to make enhancements. Each Owner will continue to own and have the right to use its intellectual property (including patented intellectual property) and technology (including patented technology) in other parts of its respective businesses. Each Owner will have the right to use, on a non-exclusive royalty free basis, in its other businesses, the other Owners’ unpatented intellectual property and technology, including any improvements made by the JV, to the extent it has been licensed to the JV. The Owners will own equally as tenants in common any improvements thereto made by the JV. Each Owner of the technology or intellectual property (whether patented or not) underlying the improvement shall have the right to use that improvement in its respective businesses but shall not further license the improved technology or improved intellectual property (whether patented or not) outside its respective businesses.

3.11.	The Manager will adopt the principle of an owner operator model for the JV so that it utilises employees in preference to contractors in long term operating roles within the JV. To the extent that current operations involve contractors in long term operating roles, the Manager will progressively shift those operations to the owner operator model.

3.12.	The CEO will cause the Manager to develop and submit to the Owners Council for approval a plan to realise synergies. The plan will include a detailed description of the synergies that can be realised by the JV, including those which have been identified by the parties and an action plan to realise those synergies.

3.13.	The synergies currently identified by the parties include:
(a)	resource optimisation;

(b)	a product strategy to optimise mine development across the combined JV portfolio;

(c)	capex savings from using closest rail infrastructure for each East Pilbara development;

(d)	blending of both Owner’s products to maximise resource recovery;

(e)	shared use of infrastructure (rail, port and power) – HI / Robe, Yandi, Newman and Goldsworthy;

(f)	infrastructure expansion — lowest cost and most efficient infrastructure expansion pathway;

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(g)	berthing optimisation – improved berth utilisation from joint operation of the ports, blending of product and joint scheduling of each Owner’s ships between the ports;

(h)	Yandi combination – opex and capex savings from joint operation and expansion of Yandi;

(i)	operating and procurement efficiencies – transfer of best practice, joint procurement, shared services and shared equipment across the Pilbara; and

(j)	product group overhead savings – reduced duplication of corporate overheads in Perth.
It is anticipated that further synergies will be identified as the JV progresses.
4.	Product Supply and Price of Supply
4.1.	The Manager will present an annual budget designed to optimise the capacity from existing operations (including presenting options for improvements). Having received tonnage nominations from the Owners, the Manager will deliver that tonnage efficiently and at the lowest possible cost, subject to system integrity and safety.

4.2.	The JV management is to have no knowledge of the Owners’ marketing strategies or terms.

4.3.	[Confidential provision deleted.]

4.4.	[Confidential provision deleted.]

4.5.	[Confidential provision deleted.]

4.6.	Except as required by item 5.2 or as adjusted for “sole risk” expansions, equal, volumes of each product will be supplied to each Owner at ship’s rail (excluding any existing JV partner’s share of production). If one Owner does not wish to receive all of its tonnage entitlement in a given period, the other Owner may take up that unused entitlement. The additional tonnes delivered will constitute an ore loan. There may be limits on the amount of tonnes that may be borrowed in a year, or in aggregate at any point in time. The ore loan can be called by repayment in kind (volume and specification), but the amount repayable in any given year may be limited, and notice periods will apply.

4.7.	Owners will each fund capital and operating costs of the JV on a 50:50 basis except as adjusted for sole risk expansions (6.6)

4.8.	The Owners will agree to co-market certain of their respective volumes. When the Owners do so, the following principles will apply:
(a)	the JV will establish a separate marketing company;

(b)	10% of production and not more than 15 percent (as approved by the Owners) will be sold jointly on the spot market or otherwise as agreed by the Owners;

(c)	the joint marketing arrangement will be renewed automatically every 5 years unless one Owner requests a review at the end of that period. If any Owner is not satisfied with the outcome of that review, that Owner may give notice requesting termination. If both Owners mutually agree, the arrangement will terminate. If the Owners do not agree within 6 months, either Owner may terminate on 12 months notice; and

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(d)	the head of marketing in the joint marketing company will be a direct report to the CEO.

All joint marketing undertaken by the JV will be appropriately ring fenced from the separate marketing activities of the Owners.
5.	Other Marketing Arrangements
5.1.	Owners will seek to standardise products as soon as practical, provided they can vary their customer contracts on terms reasonably acceptable to them, and provided the Manager can do so on terms reasonably acceptable.
5.2.	To meet marketing and underlying JV commitments, the Manager (at the direction of the CEO) will initially allocate products between the Owners to reproduce the effect of equal tonnage and equal value allocation. This allocation may result in unequal tonnage, but is intended to result in equal value, to the Owners. The allocation:
(a)	will take into account differences in independently obtained market prices per product to equalise the total market value of products supplied to each Owner;

(b)	will continue as long as an equalisation/adjustment is required;

(c)	will be undertaken in conjunction with an independent auditor; and

(d)	will use dry metric tonne units and take into account the quality of the product to be substituted.
Annually (or more frequently if the Owners agree), a true up adjustment will be made to ensure the Owners have received equal value, taking into account product that could not be sold. The adjustment mechanism will be specified in the definitive agreements.
6.	Expansions
6.1.	If the Owners’ demand forecasts exceed expected capacity, the Manager may (and will if directed) conduct a Concept/OoM study into brownfield / greenfield expansions (having consulted with the Owners as to its scale and scope) and, subject to outcome, a feasibility study. If the Owners cannot agree the scope of the expansion, the subject of the Concept/OoM study, the Manager will conduct a study into the scope of that expansion which is expected to provide the most annual capacity.

6.2.	Either Owner can also propose additional or alternative expansions.

6.3.	Feasibility studies will consider costs and include customary assumptions. The expansion proposal must deliver total system capacity (eg mine, infrastructure and ancillaries) sufficient to meet the requirements of the expansion.

6.4.	If the Owners Council approves a feasibility study, the expansion will be funded and capacity shared equally.

6.5.	If the Owners Council agrees on the need for an expansion but does not agree on the expansion pathway (where there is more than one option), the option which has the highest NPV (as determined by the Manager)will be selected.

6.6.	If only one Owner wants to proceed with the expansion on a sole risk basis, then the expansion will be undertaken by the Manager with that Owner paying all costs (including all capex and fully allocated operating costs). The funding Owner will be entitled to the additional capacity created by this investment. The expansion proposal must deliver total system capacity (eg mine, infrastructure and ancillaries) sufficient to meet the requirements of the expansion, and:

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(a)	the expanding Owner will compensate the other Owner, at market value, for its share of the underlying in-situ resource, as determined by an independent expert; and

(b)	where the expansion will use existing infrastructure capacity, the JV will charge the sole risking Owner for that capacity on the basis of principles to be agreed in the binding agreements.
6.7.	To sole risk an expansion, the capital expenditure for the project must be greater than US$250 million (indexed).

6.8.	All new or potential iron ore acquisitions or investment proposals in WA must be put to the JV by an Owner or the CEO for its assessment. The result of this assessment will then be presented to the Owners.
(a)	If both Owners want to proceed then the opportunity will be undertaken within the scope of the JV;

(b)	If only one Owner wants to proceed then the Manager will operate the assets and the sole risking provisions of 6.6 will apply.
6.9.	If one of the Owners acquires a multi commodity company of assets, which owns iron ore assets in WA, the Owner must offer the iron ore assets at cost (to be determined by an independent expert) to the JV;
(a)	If both Owners want to proceed then the opportunity will be undertaken within the scope of the JV;

(b)	If only the acquiring Owner wants to proceed then the Manager will operate the assets and the sole risking provisions of 6.6 will apply.
7.	Other provisions
7.1.	Owners will be free to sell down their JV interests without any pre-emptive rights or change of control restrictions. Neither Owner can sell or encumber, subject to 1.6(c) any underlying assets or underlying JV interests.
Minor disposals (where Owner sells less than 17% and its effective economic interest in the JV interest remains above 25%)
7.2.	The following principles apply to these disposals:
(a)	the selling Owner will remain as the Owner with all JV rights and obligations;

(b)	third party purchaser would receive an economic interest only, with no rights to tonnes;

(c)	third party purchaser would derive its interest only from the relevant Owner (eg it would not have the ability to make annual production elections or sole risk); and

(d)	minority protection rights would be limited to those negotiated between the third party and the relevant Owner, to be taken into account by that Owner in exercising its vote.
Disposal of substantial interest (where Owner sells more than 17% to one party and its JV interest remains above 25%)
7.3.	7.2 will apply except that the purchaser would be entitled to receive a proportionate share of tonnes.

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Major disposals (where Owners’ JV interest is below 17% and new Owner acquires more than 25% in the JV)
7.4.	The following principles would apply to these disposals:
(a)	third party purchaser will succeed to the JV arrangements and assume all rights and obligations of the selling Owner and become the Owner;

(b)	the selling Owner would retain an economic interest only, with no rights to tonnes;

(c)	the selling Owner would derive its interest only from the purchaser as a new Owner (eg it would not have the ability to make annual production elections or sole risk); and

(d)	minority protection rights would be limited to those negotiated between the selling Owner and the purchaser (as new Owner), to be taken into account by that purchaser in exercising its vote.

(e)	The new Owner must acquire the underlying assets that underpin that Owner’s contribution to the JV.
7.5	In the case of any matters involving a related party transaction (including transactions with either Owner) the matter will require the support of participants together holding an effective economic interest of more than 75%.

7.6	The right to vote on the Owners Council can only be exercised by an Owner that has an effective economic interest of more than 25% of the JV. If there is only one Owner entitled to vote, then the other Owners who derived their interest from the other original Owner, will have a right to receive tonnes.

Conditions precedent
7.7.	Pre-conditions for closing are the ability to satisfy key regulatory requirements (being relevant anti-trust regulators, ATO, the WA Government and FIRB), requisite shareholder approvals, and reasonable representations and warranties. The parties agree to use reasonable endeavours to satisfy the preconditions for closing. [Confidential provision deleted.]

7.8.	[Confidential provision deleted.]

Other

7.9.	Any financial true up adjustments required to equalise the interests of the Owners for the purpose of tax accounting within the JV will be adjusted as provided for in the binding agreements (with the assistance of an independent auditor) to be effected by either tracking notes or other terms.

7.10.	Each Owner to bear their own JV formation costs.

7.11.	[Confidential provision deleted.]

7.12.	The JV agreement will include measures to maximize the security of each party’s economic interest, including:
(a)	financial obligations secured via a first ranking cross charge, subject to any existing or future underlying JV cross charges or any JV or Owner negative pledge;

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(b)	failure to pay a called sum gives rise, subject to appropriate grace periods at the election of the non defaulting participant, to dilution based on fair market value of the JV before the default, taking into account the amount of the default or a buy out right at fair market value; and

(c)	voting rights of defaulting party on Owners Council suspended.
7.13.	BHP Billiton warrants that RGP5 will be constructed in accordance with a scope of work provided by BHP Billiton and that the costs of constructing RGP5 in accordance with the scope and achieving practical completion will not exceed US$4.8bn (JV’s 85% share). BHP Billiton will be liable for 100% of all costs above this amount. BHP Billiton will use best endeavours to achieve practical completion by 31 December 2011.

7.14.	From the date of agreement until completion, BHP Billiton and Rio Tinto will carry on their respective iron ore operations in the ordinary course. Neither Owner may sell or encumber in any way any underlying assets or JV interests prior to completion. Sustaining capex will be identified and the parties will have an obligation to progress. A list of specific expansion programmes will also be identified, which the parties will also have an obligation to progress. In addition either party may initiate / progress any additional expansions. If the other party does not wish to take up its share then the expansion will proceed and post completion would be treated as a sole risk expansion.

7.15.	An implementation structure will be put in place to operate between the date of the Agreement and closing. The structure will comprise two groups made up of:

(i) the designated future members of the Owners’ Council; and

(ii) the designated future members of the Senior Executive Team and other senior members of the future management team.

These groups will (subject to compliance with all applicable competition laws) address the efficient implementation of the transaction and sharing of information relating to production including expansions (that will affect the JV post-completion). The management group will recommend the systems, standards and procedures to be implemented by the JV in accordance with item 3.9 and will put its proposals to the future members of the Owners Council for approval. The implementation structure will also ensure that the Manager can assume operational responsibility for the JV at completion.

7.16.	Nothing in this document is intended to create binding legal obligations.

7.17.	A limited due diligence will be conducted prior to entry into the binding agreements.

7.18.	The parties acknowledge that the terms of this document will govern the preparation of the contents of the more detailed implementation and definitive agreements.